As filed with the Securities and Exchange Commission on December 19, 2024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Cynthia R. Beyea, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006
Tel: (202) 261-3300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2
SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 19, 2024, as amended by Amendment No. 1 ("Amendment No. 1") thereto, filed with the Commission on November 20, 2024 (the “Schedule TO”) by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to 1,516,379 shares of its issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which amount represents 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year ended June 30, 2024). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”), and expired at 4:00 p.m., Eastern Time, on October 31, 2024.

In Amendment No. 1, the Company reported a total of 1,634,831 Shares were validly tendered and not withdrawn as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with Rule 13e-4(f), the Company determined to accept for purchase an additional 0.2% of its outstanding Shares (the “Additional Shares”). In accordance with the terms of the Offer and Rule 13e-4(f), the Company purchased all 1,634,831 Shares validly tendered and not withdrawn, which included the Additional Shares, at a price equal to $10.41 per Share, for an aggregate purchase price of approximately $17,018,590.

However, due to an administrative error in connection with processing the shares tendered for repurchase, 16,258 shares (the “Unreported Shares”) that were validly tendered were not reported to the Company for repurchase. The Company and its transfer agent subsequently arranged for the repurchase of the Unreported Shares in accordance with the terms of the Offer.

Consequently, the Company now files this Amendment No. 2 to report that as of the date hereof and in accordance with the terms of the Offer and Rule 13e-4(f), the Company has repurchased an additional 0.2% of its outstanding Shares for a total of 1,651,089 Shares in connection with the Offer, including 16,258 of the Unreported Shares, that were validly tendered and not withdrawn, at a price equal to $10.41 per Share (the Company’s net asset value per Share as of October 31, 2024), for an aggregate purchase price of approximately $17,187,837. All Shares tendered by each shareholder who participated in the tender offer were repurchased by the Company.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2024

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated September 19, 2024.*
99(a)(1)(B)	Letter of Transmittal (including Instructions to Letter of Transmittal).*
99(a)(1)(C)	Notice of Tender Cancellation.*
99(a)(1)(D)	Letter to Stockholders, dated September 19, 2024.*
EX-FILING FEES	Calculation of Filing Fees Table.

*Previously filed with the Schedule TO on September 19, 2024.